Green Supplements Online Inc.

112 N. Curry Street,

Carson City NV 89703

October 4, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Mr. Jeffrey P. Riedler

Tel: (202) 551-3715

Re:

Acceleration of Effective Date

Green Supplements Online Inc.

Registration on Form S-1

File Number 333-189909

Dear Mr. Jeffrey P. Riedler

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Green Supplements Online Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4 pm on Tuesday, October 8, 2013, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Vyacheslav Semenets
Vyacheslav Semenets
President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer (principal executive officer and principal financial and accounting officer) and Director